EXHIBIT 12

CHEVRONTEXACO CORPORATION – TOTAL ENTERPRISE BASIS

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended	Year Ended December 31,
	September 30,
	2002	2001	2000	1999	1998	1997

	(Dollars in Millions)
Net Income Before Extraordinary Items	$228	$3,931	$7,727	$3,247	$1,917	$5,920
Income Tax Expense	2,332	4,360	6,322	2,565	919	3,273
Distributions Greater Than (Less Than) Equity in Earnings of Affiliates	333	(489)	(26)	(288)	49	(908)
Minority Interest	35	121	111	71	62	82
Previously Capitalized Interest Charged to Earnings During Period	52	67	71	74	57	53
Interest and Debt Expense	424	833	1,110	1,132	1,057	870
Interest Portion of Rentals*	294	357	340	249	255	251

Earnings Before Provision for Taxes And Fixed Charges	$3,698	$9,180	$15,655	$7,050	$4,316	$9,541

Interest and Debt Expense	$424	$833	$1,110	$1,132	$1,057	$870
Interest Portion of Rentals*	294	357	340	249	255	251
Preferred Stock Dividends of Subsidiaries	4	48	50	55	33	33
Capitalized Interest	53	122	108	38	63	109

Total Fixed Charges	$775	$1,360	$1,608	$1,474	$1,408	$1,263

Ratio Of Earnings To Fixed Charges	4.77	6.75	9.74	4.78	3.07	7.55

*	Calculated as one-third of rentals.